Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor’s Report dated May 1, 2022 relating to the consolidated financial statements of Cityfunds I, LLC on a consolidated level and for each listed Series, which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, changes in member’s equity/(deficit), and cash flows for the period from April 26, 2021 (inception) to December 31, 2021, and the related notes to the consolidated financial statements.

/s/ Artesian CPA, LLC

Denver, CO

July 27, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com